EXHIBIT 10.1

SHARE PURCHASE AGREEMENT

dated as of

JUNE 30, 2006

among

MATRIX MINING HOLDINGS APS

and

WASHINGTON GROUP INTERNATIONAL, INC.

Table of Contents

SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT (this "Agreement") is made and entered into as of June 30, 2006, by and among Matrix Mining Holdings ApS, a corporation organized under the laws of Denmark ("Seller"), and Washington Group International, Inc., an Ohio corporation ("Washington Group International").

RECITALS:

WHEREAS, Seller owns 100% of the issued and outstanding share capital of Bauxite Mining and Transportation Limited (the "Shares"), a company organized under the laws of Jamaica ("BMT"), which is engaged in the business of providing bauxite mining and related transportation and other related services pursuant to the Kirkvine Mining Contract (as defined below) (the "Business"); and

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, Washington Group International desires to purchase or cause one of its direct or indirect wholly owned subsidiaries to purchase from Seller, and Seller desires to sell to Washington Group International or such subsidiary, the Shares (as defined below).

NOW, THEREFORE, in consideration of the respective representations, warranties and covenants set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Washington Group International hereby agree as follows:

ARTICLE 1.
DEFINITIONS

1.1   Definitions. The following capitalized terms used in this Agreement shall have the respective meanings ascribed to them in this Section 1.1:

"Affiliate" means, with respect to any Person, any other Person who directly or indirectly controls, is controlled by or is under the common control with that Person. For the purposes of this definition, the term "control," when used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by Contract or otherwise.

"Agreement" has the meaning set forth in the introductory paragraph of this purchase agreement.

"Alpart" has the meaning set forth in Section 5.1.

"Basket" has the meaning set forth in Section 9.4(a)(i).

"BMT" has the meaning set forth in the recitals to this Agreement and shall include any successor of BMT.

"Business" has the meaning set forth in the recitals to this Agreement.

"Business Day" means any day not a Saturday, Sunday or legal holiday in the State of New York on which banks are open for business in New York City.

"Buyer Indemnified Parties" has the meaning set forth in Section 9.3.

"Buyer" means a direct or indirect wholly owned subsidiary of Washington Group International designated in writing by Washington Group International to purchase the Shares pursuant to this Agreement; provided, however, that Washington Group International may, at its sole option, designate itself to purchase the Shares, in which event all references herein to "Buyer" shall be deemed to refer to Washington Group International.

"Caterpillar" means Caterpillar Financial Services Corporation.

"Caterpillar Loan" means the loan by Caterpillar to BMT pursuant to the Caterpillar Loan Documents.

"Caterpillar Loan Adjustment" has the meaning set forth in Section 2.1(f)(i).

"Caterpillar Loan Documents" means documentation identified at item 1. of Schedule 3.12(a).

"Caterpillar Release" means a written release from Caterpillar, with effect from the Closing Date, of the Guaranty entered into on the 12th day of December 2005 by Glencore in favor of Caterpillar in form and substance reasonably satisfactory to Seller.

"Caterpillar Waiver" means a written waiver from Caterpillar of the requirement for the Replacement Caterpillar Guarantee.

"Closing" means the consummation of the purchase and sale of the Shares contemplated by this Agreement.

"Closing Balance Sheet" has the meaning set forth in Section 2.1(b)(ii) and attached hereto as Exhibit E.

"Closing Date" has the meaning set forth in Section 2.2.

"Closing Inventory" has the meaning set forth in Section 2.1(f)(ii).

"Closing Inventory Adjustment" has the meaning set forth in Section 2.1(f)(ii).

"Consent" means any consent, waiver, approval, order or authorization of, or registration, declaration or filing with or notice to, any Person, including any required passage of time or waiting period after any such registration, declaration or filing.

"Contract" means any agreement, contract, lease, note, bond, deed of trust, mortgage, instrument or other commitment.

"De Minimis Threshold" has the meaning set forth in Section 9.4(a)(i).

"Equipment Sharing Agreement" has the meaning set forth in Section 5.1.

"Environmental Laws" means any Law as in effect at Closing which relates to or otherwise imposes liability or standards of conduct concerning discharges, emissions, releases or threatened releases of noises, odors or any pollutants, contaminants or hazardous or toxic wastes, substances or materials, whether as matter of energy, into ambient air, water or land, or otherwise relating to the acquisition, manufacture, processing, generation, distribution, use, treatment, storage, disposal, cleanup, transport or handling of pollutants, contaminants or hazardous or toxic wastes, substances or materials.

"Ewarton Mining Contract" means an agreement in the form of Exhibit A hereto.

"Excess Claim Circumstance" has the meaning set forth in Section 9.4(a)(iii).

"Excluded Liabilities" has the meaning set forth in Section 2.1(g).

"Final Agreed Cap Value" means the Total Agreed Value as calculated based on Section 2.1(e), or if no changes to the Total Agreed Value is required pursuant to Section 2.1(e), the Total Agreed Value calculated based on the Closing Balance Sheet.

"Financial Statements" has the meaning set forth in Section 3.7.

"Glencore" means Glencore Alumina Jamaica Limited, a company organized under the laws of Jamaica.

"Glencore Guarantor" means Glencore.

"Glencore Guarantee" means the Guarantee of the Glencore Guarantor in the form of Exhibit B hereto, pursuant to which the Glencore Guarantor is unconditionally guaranteeing all of the obligations of Seller under this Agreement.

"Governmental Entity" means any federal, state, parish, local, municipal, foreign or other government or any provincial, departmental or political subdivision thereof, or any entity, body or authority exercising or entitled to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power of any nature, or any court, department, commission, board, bureau, agency, instrumentality or administrative body of any of the foregoing, including any arbitral body.

"IFRS" means International Financial Reporting Standards.

"Indemnification Claim" has the meaning set forth in Section 9.5(a).

"Independent Accounting Firm" has the meaning set forth in Section 2.1(e)(i).

"Intellectual Property" means trademarks, trade names, brand names and other marks or trade rights, and patents, copyrights, designs, patterns, know-how, formulae, treatments, processes and all other intellectual property or proprietary rights, whether registered or unregistered, domestic or foreign, and all applications thereof and goodwill associated therewith.

"Jamaica Loan" has the meaning set forth in Section 2.1(f)(iii).

"Jamaica Loan Balance" has the meaning set forth in Section 2.1(f)(iii).

"Kirkvine Mining Contract" means an agreement in the form of Exhibit C hereto.

"Laws" means all applicable laws, statutes, regulations, rules, judgments, orders, injunctions and decrees of Governmental Entities.

"Liabilities" means any liabilities or obligations (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

"Lien" means, with respect to any property or asset, any mortgage, lien, claim, pledge, security interest or other encumbrance thereon.

"Losses" has the meaning set forth in Section 9.2.

"March Financial Statements" has the meaning set forth in Section 3.7.

"Mining Contracts" has the meaning set forth in Section 2.3(d).

"Notice of Claim" has the meaning set forth in Section 9.5(a).

"Obsolete Inventory" has the meaning set forth in Section 2.1(e)(iv).

"Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice.

"Permitted Liens" means (a) warehousemen's, materialmen's, contractor's and carrier's liens and similar Liens arising as a matter of Law for obligations which are not delinquent, (b) Liens related to Taxes, other than income Taxes, that are not delinquent, (c) rights reserved to lessors, licensors and other owners of property that is leased or licensed to another party or which another party otherwise has the right to use or possess under the applicable lease, license or other agreement, (d) Liens granted to Caterpillar to secure the Caterpillar Loan, (e) Liens that are created, suffered or assumed by Buyer or its Affiliates, and (f) other Liens that are not, individually or in the aggregate, reasonably expected to affect BMT's ownership of its assets or conduct of the Business in a materially adverse manner.

"Person" means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Entity.

"Plan" means any benefit fund, plan, program or policy sponsored or maintained by BMT to provide compensation or benefits to employees of BMT (including any plan, program or policy providing for: severance or other payment in connection with termination of employment (whether voluntary or not); medical, dental or vision benefits; life or other similar insurance or death benefits; disability benefits, sick pay or other wage replacement; vacation, holiday or sabbatical pay; pension or profit-sharing benefits; deferred compensation; equity compensation; bonus or incentive pay; or other material fringe benefits).

"Pre-Closing Periods" has the meaning set forth in Section 8.2.

"Purchase Price" has the meaning set forth in Section 2.1(b).

"Put Interests" has the meaning set forth in Section 9.4(a)(iv).

"Put Notice" has the meaning set forth in Section 9.4(a)(iv).

"Put Price" has the meaning set forth in Section 9.4(a)(v).

"Relevant Items" has the meaning set forth in Section 2.1(e)(i).

"Replacement Caterpillar Guarantee" means a guarantee of BMT's obligations under the Caterpillar Loan Documents, in form and substance acceptable to Caterpillar.

"Representatives" has the meaning set forth in Section 5.2(b).

"Sales and Transfer Taxes" has the meaning set forth in Section 8.1.

"Seller Indemnified Parties" has the meaning set forth in Section 9.2.

"Seller" has the meaning set forth in the introductory paragraph of this Agreement.

"Shares" has the meaning set forth in the recitals to this Agreement.

'Significant Claim Circumstance" has the meaning set forth in Section 9.4(a)(iii).

"Specified Contract" has the meaning set forth in Section 3.12.

"Standard Exceptions" has the meaning set forth in Section 3.1(b).

"Straddle Periods" has the meaning set forth in Section 8.2.

"Survival Period" has the meaning set forth in Section 9.1.

"Tax" or "Taxes" means any and all taxes, fees, levies (including with respect to bauxite), duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including (a) taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers' compensation, unemployment compensation, or net worth and (b) taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; general consumption taxes; and customs' duties, and similar charges.

"Tax Return" means any return, declaration, report, claim for refund, information return or other document (including any related or supporting estimates, elections, schedules, statements, work papers or other information) filed or required to be filed in connection with the determination, assessment or collection of any Tax or the administration of any Laws relating to any Tax.

"Total Agreed Value" has the meaning set forth in Section 2.1(b)(i).

"Washington Group International" has the meaning set forth in the introductory paragraph of this Agreement.

"WGI Guarantees" means the Guarantees of Washington Group International in the forms of Exhibit A to each of the Mining Contracts, pursuant to which Washington Group International is guaranteeing all of the obligations of BMT under the Mining Contracts.

"WGI Loan" has the meaning set forth in Section 9.4(a)(iv).

"Windalco" means the West Indies Alumina Company, an unincorporated joint venture between Glencore and Jamaica Bauxite Mining Limited, a company organized under the laws of Jamaica, or any successor thereto.

"Working Capital Adjustment" has the meaning set forth in Section 2.1(f)(iv).

1.2   Certain Interpretive Matters.

(a)   Certain References. Unless the context otherwise requires, (a) all references in this Agreement to Sections, Articles, Schedules or Exhibits are to Sections, Articles, Schedules or Exhibits of or to this Agreement, (b) words in the singular include the plural and vice versa, and (c) the verb "will" will have a mandatory connotation, indicating the parties' respective obligations hereunder. Whenever the words "include," "includes" or "including" are used in this Agreement, they will be deemed to be followed by the words "without limitation." All references to "$" or dollar amounts are to lawful currency of the United States of America.

(b)   Titles and Headings. Titles and headings to Sections, Articles, Schedules and Exhibits in this Agreement are inserted for convenience of reference only, and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

(c)   Responsibility for Third Party Actions. Wherever in this Agreement an obligation or agreement is expressed as a direct obligation or agreement of Buyer or any other Affiliate of Washington Group International, including BMT after the Closing, such obligation or agreement shall be interpreted as an obligation or agreement on the part of Washington Group International to cause Buyer or such other Affiliate to comply with such obligation or agreement. Wherever in this Agreement an obligation or agreement is expressed as a direct obligation or agreement of an Affiliate of Seller, including BMT before and at the Closing, such obligation or agreement shall be interpreted as an obligation or agreement on the part of Seller to cause such Affiliate to comply with such obligation or agreement.

(d)   Participation in Drafting. No provision of this Agreement shall be interpreted in favor of, or against, any of the parties to this Agreement by reason of the extent to which that party or its counsel participated in the drafting thereof or by reason of the extent to which that provision is inconsistent with any prior draft hereof or thereof.

ARTICLE 2.
SALE AND PURCHASE; CLOSING

2.1   Sale and Purchase.

(a)   Sale and Purchase. On the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell to Buyer, free and clear of any Liens, and Buyer shall purchase from Seller, the Shares.

(b)   Purchase Price. Buyer shall pay to Seller an aggregate purchase price (the "Purchase Price") for the Shares equal to the excess of:

(i)   (A) $2,200,000, plus (B) the Working Capital Adjustment, whether it is a positive or negative amount, plus (C) the Closing Inventory Adjustment, minus (D) the Caterpillar Loan Adjustment, whether it is a positive or negative amount (the amount determined under this clause (i), the "Total Agreed Value"), over

(ii)   the Jamaica Loan Balance;

provided that if the Jamaica Loan Balance equals or exceeds the Total Agreed Value, the Purchase Price shall equal $1.00. The Purchase Price shall be calculated and paid at the Closing based on the estimated balance sheet of BMT as of the Closing Date attached hereto as Exhibit E (the "Closing Balance Sheet"), and shall be subject to adjustment as provided in Section 2.1(e).

(c)   Repayment of the Jamaica Loan. The parties agree that BMT shall repay the Jamaica Loan in connection with the Closing, as provided below. Upon such repayment, BMT shall have no further obligation or liability in respect of the Jamaica Loan (including in respect of any portion of the Jamaica Loan Balance that exceeds the Total Agreed Value) and the Intercompany Loan Agreement between Glencore and BMT dated 6 February, 2006 shall terminate and be of no further force or effect.

(i)   At the Closing, the parties shall cooperate to cause BMT to pay to Seller the Jamaica Loan Balance reflected on the Closing Balance Sheet, except that if the Jamaica Loan Balance reflected on the Closing Balance Sheet exceeds the Total Agreed Value calculated based on such Closing Balance Sheet, the parties shall cause BMT to pay Seller an amount equal to, but not in excess of, such Total Agreed Value.

(ii)   If (A) the Jamaica Loan Balance (after giving effect to any adjustments thereto pursuant to Section 2.1(e)(i)) exceeds the amount paid by BMT under Clause (i) above and (B) as a result of adjustments pursuant to Section 2.1(e)(i) the Total Agreed Value increases, then within three (3) Business Days following resolution of the Relevant Items,

Washington Group International shall cause BMT to pay to Seller an amount equal to the lesser of (x) the excess of the Jamaica Loan Balance (after giving effect to any adjustments thereto pursuant to Section 2.1(e)(i)) over the amount paid by BMT under Clause (i) above and (y) the total increase in the Total Agreed Value pursuant to Section 2.1(e)(i). The payment otherwise required by Buyer to Seller under Section 2.1(e)(ii) as a result of such increase in the Total Agreed Value shall be reduced by the amount of the Jamaica Loan repaid pursuant to this Section 2.1(c)(ii).

(iii)   Washington Group International shall contribute, advance or lend, or cause to be contributed, advanced or lent, to BMT immediately available funds in an amount sufficient to fund the repayment of the Jamaica Loan under this Section 2.1(c) but not in excess of an amount equal to the Total Agreed Value.

(iv)   Payments under this Section 2.1(c) shall be made by wire transfer of immediately available funds to such account(s) specified in writing by Seller, and Seller shall receive all such payments as agent for Glencore, the lender of the Jamaica Loan.

(d)   Preparation of the Closing Balance Sheet. The books and records and other documents, including any work papers, on which the Closing Balance Sheet is based or otherwise used in the preparation of the Closing Balance Sheet are in the possession of BMT.

(e)   Post-Closing Adjustments.

(i)   If Washington Group International believes that the Closing Balance Sheet is inaccurate in respect of any item that relates to the Caterpillar Loan Adjustment, the Working Capital Adjustment or the Jamaica Loan Balance (the "Relevant Items"), whether because the Closing Balance Sheet has not been prepared in accordance with IFRS applied on a basis consistent with the balance sheets contained in the Financial Statements (except for any changes thereto required by IFRS) or otherwise, Washington Group International shall notify Seller of that fact within sixty (60) days after Closing, specifying the areas of disagreement and providing evidence in support of its position. The parties will attempt to agree on any adjustments to the Relevant Items within thirty (30) days after Seller receives the notice. In the event that the parties fail to agree in respect of the Relevant Items within such thirty (30) day period, either party may refer the dispute for final determination to PricewaterhouseCoopers or if such designated Person does not accept the assignment, to such other mutually acceptable third party that is an expert in accounting matters and is not affiliated with either Seller or Washington Group International (the "Independent Accounting Firm"). In the absence of mutual agreement on the selection of an Independent Accounting Firm within ten (10) days, either Seller or Buyer may request that the Independent Accounting Firm be appointed by the American Arbitration Association in accordance with applicable rules of the American Arbitration Association. The determination of the Independent Accounting Firm shall be completed within forty-five (45) days following its receipt of the referral under this Section 2.1(e). The Independent Accounting Firm shall not be required to follow any particular rules of procedure, but may adopt such procedures as it, in its sole judgment, shall deem appropriate and expeditious, taking into account the nature of the issues, the amount in dispute and the positions asserted by the parties, it being the intention of the parties to create a flexible, practical and expeditious method for resolving any dispute under this Section 2.1(e); provided that the determination of the Independent Accounting Firm shall be made in accordance with IFRS. The decision of the Independent Accounting Firm shall be final and binding and shall not be subject to review or challenge of any kind. Seller and Washington Group International shall each pay one-half of the fees and disbursements of the Independent Accounting Firm.

(ii)   If the parties' agreement or the Independent Accounting Firm's determination with respect to the Relevant Items pursuant to Section 2.1(e)(i) results in a change in any of the Working Capital Adjustment, the Caterpillar Loan Adjustment or the Jamaica Loan Balance, the Total Agreed Value and the Purchase Price shall be re-calculated to reflect such changes. If the re-calculated Total Agreed Value exceeds the Total Agreed Value calculated based on the Closing Balance Sheet, within three (3) Business Days following resolution of the Relevant Items, (w) subject to Section 2.1(c)(ii), Buyer shall pay to Seller the amount of such difference, by wire transfer of immediately available funds to an account specified in writing by Seller, and (x) Seller shall deliver to Buyer documentation reasonably satisfactory to Buyer evidencing the release of BMT from any Liability in respect of the Jamaica Loan. If the re-calculated Total Agreed Value is less than the Total Agreed Value calculated based on the Closing Balance Sheet, within three (3) Business Days following resolution of the Relevant Items, Seller shall pay (y) the amount of such difference, by wire transfer of immediately available funds to an account specified in writing by Washington Group International, and (z) deliver to Buyer documentation reasonably satisfactory to Buyer evidencing the release of BMT from any Liability in respect of the Jamaica Loan. If the parties' agreement or the Independent Accounting Firm's determination with respect to the Relevant Items pursuant to Section 2.1(e)(i) does not result in a change in the Total Agreed Value, then promptly following resolution of the Relevant Items, Seller shall deliver to Buyer documentation reasonably satisfactory to Buyer evidencing the release of BMT from any Liability in respect of the Jamaica Loan. For avoidance of doubt, a change in the Jamaica Loan Balance alone pursuant to Section 2.1(e)(i) will not result in any payment by Washington Group International or Seller pursuant to this Section 2.1(e)(ii) or any payment by BMT pursuant to Section 2.1(c)(ii).

(iii)   For purposes of calculating the Closing Inventory Adjustment, Closing Inventory (A) has been valued as follows: (1) with respect to spare parts owned by BMT as of March 31, 2006, at the value reflected on the balance sheet included in the March Financial Statements, and (2) with respect to spare parts acquired after March 31, 2006, at the acquisition cost; and (B) based on the inventory count jointly conducted by the parties prior to the Closing, is agreed to have the value indicated for "Inventory" on the Closing Balance Sheet.

(iv)   The parties acknowledge and agree that spare parts owned by BMT as of the Closing Date, but that are not suitable for use in the Ordinary Course of Business with vehicles or other equipment used by BMT in its mining operations as of the Closing Date (including vehicles and other equipment that as of the Closing Date are scheduled to be deployed by BMT following the Closing Date) (spare parts that are not so suitable, "Obsolete Inventory"), have been written down to zero for purposes of the Closing Balance Sheet.

(f)   Certain Definitions. For purposes of this Agreement:

(i)   "Caterpillar Loan Adjustment" means (1) the outstanding principal amount of the Caterpillar Loan, as reflected on the Closing Balance Sheet (or as adjusted pursuant to Section 2.1(e)), minus (2) $2,000,000.

(ii)   "Closing Inventory Adjustment" means the aggregate value, as set forth in Section 2.1(e)(iii) of BMT's inventory of spare parts that are suitable for use in the Ordinary Course of Business (including spare parts that may require sanding, sealing, refitting or other cleaning or preparation for use and any spare parts that may be obtained from the EX 3040 O&K excavator currently owned by BMT) with vehicles and other equipment used by BMT in its mining operations as of the Closing Date (including with vehicles and other equipment that as of the Closing Date are scheduled to be deployed by BMT following the Closing Date) ("Closing Inventory") reflected on the Closing Balance Sheet.

(iii)   "Jamaica Loan Balance" means the total outstanding unpaid principal amount of all funds lent or advanced by Glencore to BMT pursuant to that certain Intercompany Loan Agreement dated 6 February, 2006 (the "Jamaica Loan"), together with all accrued and unpaid interest thereon, as reflected in the Closing Balance Sheet (or as adjusted pursuant to Section 2.1(e)).

(iv)   "Working Capital Adjustment" means (1) the sum of cash and cash equivalents, accounts receivable and prepaid accounts (including all prepaid Tax accounts) that as of the Closing Date are "current assets" under IFRS, minus (2) accounts payable (including all accrued Taxes payable), in the case of clauses (1) and (2), all as reflected on the Closing Balance Sheet (or as adjusted pursuant to Section 2.1(e)) and in each case (other than for cash and cash equivalents) to be paid within twelve (12) months after the Closing Date. For avoidance of doubt, all unpaid costs and expenses incurred by BMT prior to the Closing in connection with this Agreement and the consummation of the transactions contemplated hereby will be included in accounts payable.

(g)   Excluded Liabilities. Without limiting the applicability of any other provision of this Agreement, Seller understands and agrees that from and after the Closing, BMT shall have no liability or responsibility for any of the following Liabilities, for which Seller shall be responsible (collectively, "Excluded Liabilities"):

(i)   Liabilities arising from BMT activities on behalf of Alpart on or before the Closing including in respect of the Alpart Mining Venture;

(ii)   Liabilities for severance or similar payments to employees of BMT that are required under the terms of any Plan or Contract to which BMT is subject prior to the Closing or under any applicable Law in effect on the Closing Date by reason of a termination or deemed change of such employee's employment as a result of the sale of the Shares by Seller to Buyer pursuant to this Agreement; it being acknowledged that Seller shall have no responsibility for any such Liabilities relating to employees terminated at any time following the Closing; and

(iii)   Liabilities of BMT arising under or in respect of the Jamaica Loan after the Closing and prior to Seller's delivery of the release in respect thereof contemplated by Section 2.1(e)(ii) (other than any payment required under Section 2.1(c)(ii)).

2.2   Closing. The Closing shall take place at the offices of Curtis, Mallet-Prevost, Colt & Mosle LLP at 10:00 a.m. local time simultaneously with the execution and delivery of this Agreement, unless another place, date or time is agreed to in writing by the parties to this Agreement (the date of the Closing being referred to herein as the "Closing Date").

2.3   Deliveries by Washington Group International. At the Closing, Washington Group International shall deliver or cause to be delivered to Seller:

(a)   Purchase Price. The Purchase Price amount payable pursuant to Section 2.1(b), by wire transfer of immediately available funds to such account as Seller has notified Washington Group International;

(b)   Repayment of the Jamaica Loan. The payment by BMT under Section 2.1(c);

(c)   Replacement Caterpillar Guarantee; Caterpillar Waiver and Release. The Caterpillar Release and (i) evidence of repayment in full of the Caterpillar Loan or (ii) either the Replacement Caterpillar Guarantee, dated as of the Closing Date, duly executed by the issuer thereof, for delivery to Caterpillar, or the Caterpillar Waiver, duly executed by Caterpillar;

(d)   Mining Contracts. The Kirkvine Mining Contract and the Ewarton Mining Contract (collectively, the "Mining Contracts"), each dated as of the Closing Date, duly executed by BMT; and

(e)   WGI Guarantees. The WGI Guarantees, each dated as of the Closing Date, duly executed by Washington Group International.

2.4   Deliveries by Seller. At the Closing, Seller shall deliver or cause to be delivered to Buyer:

(a)   Shares. One or more certificates representing the Shares, duly endorsed or accompanied by stock powers or other instruments of transfer duly executed for transfer to Buyer;

(b)   Release of Jamaica Loan. Documentation reasonably satisfactory to Buyer evidencing Seller's and its Affiliates' agreement to forebear from enforcing, or otherwise making any claim in respect of, the Jamaica Loan against BMT, pending finalization of the post-closing adjustment mechanism under Sections 2.1(e)(i) and (ii);

(c)   Caterpillar Consent. If the Caterpillar Loan has not been repaid in full, subject to delivery of the Replacement Caterpillar Guarantee or the Caterpillar Waiver, evidence that Caterpillar has consented to the transactions contemplated hereby as required under the Caterpillar Loan;

(d)   Mining Contracts. The Mining Contracts, each dated as of the Closing Date, duly executed by Windalco;

(e)   Glencore Guarantee. The Glencore Guarantee, dated as of the Closing Date, duly executed by the Glencore Guarantor; and

(f)   Resignation of Directors and Officers. Resignations from such directors and officers of BMT that are requested by Washington Group International.

ARTICLE 3.
REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Washington Group International, at and as of the Closing, as follows:

3.1 Representations Relating to Seller.

(a) Organization of Seller. Seller is a corporation duly organized, validly existing and in good standing under the laws of Denmark, and is qualified to do business in such jurisdictions in which the ownership of its property or conduct of its business requires it to qualify. Seller has all requisite corporate power and authority, and all material licenses, permits and authorizations necessary to own and operate its properties and to carry on its business as now conducted.

(b) Corporate Authority of Seller. Seller has the requisite corporate power and authority to execute and deliver this Agreement and consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Seller and the performance by Seller of the obligations contemplated to be performed by Seller hereunder have been duly authorized by all necessary corporate actions of Seller. This Agreement has been duly executed and delivered by Seller and is a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except that (a) the enforceability hereof and thereof may be subject to applicable bankruptcy, insolvency or other similar Laws now or hereafter in effect affecting creditors' rights generally, (b) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought, and (c) the rights to indemnification may be limited by public policy considerations (the exceptions set forth in clauses (a), (b) and (c) being referred to herein as the "Standard Exceptions").

(c) Title to the Shares. Seller has good and valid title to the Shares. Upon delivery of the Shares and payment of the Purchase Price pursuant hereto at the Closing, Buyer will acquire good and valid title to the Shares, free and clear of all Liens, except as may be created by Buyer or its Affiliates and except for transfer restrictions under applicable securities Laws.

3.2 Consents; Non-Contravention. No Consent is required to be obtained by Seller or BMT in connection with the execution or delivery by Seller of, or the performance by Seller of its obligations under, this Agreement, except for the Consent of Caterpillar under the Caterpillar Loan. Assuming that, as of the Closing Date, the Consent of Caterpillar under the Caterpillar Loan has been obtained or made and remains in full force and effect or the Caterpillar Loan is repaid in full, the execution and delivery of this Agreement by Seller does not, and the performance by Seller of its obligations under this Agreement will not, (i) result in the creation of any Liens on any of the Shares or any assets of BMT, or (ii) conflict with or result in the violation of, or constitute a default under, or give rise to a right of termination, cancellation or acceleration of any obligation under, (a) the certificate of incorporation or bylaws of Seller or BMT, (b) any Law to which Seller or BMT is subject, or (c) any Specified Contract.

3.3 <u>Organization of BMT</u>. BMT is a corporation duly organized, validly existing and in good standing under the laws of Jamaica and is not required to be qualified to do business in any other jurisdiction. BMT has all requisite power and authority and all material licenses, permits, and authorizations necessary to own and operate its properties and to carry on the Business as now conducted. BMT has filed an application with the proper Governmental Entity to change the name of "HWE Mining and Contracting Limited" to "Bauxite Mining and Transportation Limited". Such name change will be effective on or prior to the Closing.

3.4 <u>Organizational Documents</u>. Seller has furnished to Washington Group International a true and complete copy of the Memorandum of Association and the Articles of Association, each as amended to date, of BMT, which are in full force and effect.

3.5 <u>Share Capital of BMT; Ownership of the Shares</u>.

(a) <u>Authorized and Issued Shares</u>. The authorized share capital of BMT is $1,000 Jamaican dollars, divided into 1,000 ordinary shares of a par value of $1 Jamaican dollar per share, of which two (2) shares, comprising the Shares, are issued and outstanding. Seller is the sole record and beneficial owner of all of the Shares, free and clear of all Liens, except that one (1) share is held of record by MF&G Corporate Services Limited, as nominee for Seller. The Shares are validly issued and fully paid.

(b) <u>Ownership of the Shares</u>. Except as expressly contemplated by this Agreement there are no outstanding subscriptions, calls, options, warrants or other similar Contracts to which Seller or BMT is a party or by which Seller or BMT is bound that would obligate Seller or BMT to issue or sell any shares in the share capital of BMT. There are no other securities convertible, exchangeable or exercisable for any shares of BMT.

3.6 <u>No Subsidiaries</u>. BMT has no ownership interest in any other Person, and there are no outstanding subscriptions, calls, options, warrants or other Contracts to which BMT is a party or by which BMT may acquire an ownership interest in any other Person.

3.7 <u>Financial Statements</u>. Attached as <u>Schedule 3.7</u> are copies of the following (collectively, the "<u>Financial Statements</u>"): (a) the audited financial statements of BMT as of and for the fiscal year ended June 30, 2005 and (b) financial statements of BMT for the nine month period ended March 31, 2006, which have been reviewed by BMT's auditors (the "<u>March Financial Statements</u>"). Such Financial Statements (a) have been prepared in accordance with the books and records of BMT, (b) have been prepared in accordance with IFRS in Jamaica consistently applied, and (c) present fairly, in all material respects, the financial position, condition, and results of operations and cash flows of BMT as of, and for the fiscal year ended, June 30, 2005 and as of, and for the nine-month period ended March 31, 2006, respectively.

3.8 <u>Conduct of Business</u>. Except as listed or described in <u>Schedule 3.8</u>, since March 31, 2006, the Business has not been conducted in a manner outside the Ordinary Course of Business, and, BMT has not:

(a) sold, leased, transferred, or assigned any of its assets, tangible or intangible, other than for a fair consideration in the Ordinary Course of Business and other than Obsolete Inventory;

(b) entered into any Contract (or series of related Contracts) outside the Ordinary Course of Business;

(c) accelerated, terminated, modified, or cancelled any Specified Contract;

(d) created or permitted to exist any Lien upon any of its assets, tangible or intangible, except for Permitted Liens;

(e) made any capital expenditure (or series of related capital expenditures) either involving more than $10,000 or outside the Ordinary Course of Business;

(f) made any loan to any other Person either involving more than $10,000 or outside the Ordinary Course of Business;

(g) issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation involving more than $10,000;

(h) delayed or postponed the payment of accounts payable and other Liabilities outside the Ordinary Course of Business;

(i) cancelled, compromised, waived, or released any right or claim (or series of related rights and claims) either involving more than $10,000 or outside the Ordinary Course of Business;

(j) made or authorized any change in the charter or bylaws of BMT, except to change its name from HWE Mining and Contracting Limited to Bauxite Mining and Transportation Limited;

(k) declared, set aside, or paid any dividend or made any distribution with respect to its capital stock (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its capital stock;

(l) made any loan to, or entered into any other transaction with, any of its directors, officers, and employees outside the Ordinary Course of Business;

(m) entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

(n) granted any increase in the base compensation of any of its directors, officers and employees outside the Ordinary Course of Business;

(o) adopted, amended, modified, or terminated any bonus, profit-sharing, incentive, severance or other Plan or Contract that provides for compensation or benefits to any of its directors, officers, and employees;

(p) made any other change in employment terms for any of its directors, officers, and employees outside the Ordinary Course of Business;

(q)   suffered any strike, work stoppage or other material labor trouble;

(r)   suffered any material adverse change in its relationship with, or received notice of any future such change in its relationship with, any customers or suppliers such as to impair materially the ability of BMT to conduct the Business;

(s)   been materially adversely affected by any suit, action or judicial proceeding or governmental investigation or inquiry;

(t)   made or pledged to make any charitable or similar contribution outside the Ordinary Course of Business;

(u)   experienced any damage, destruction or loss (whether or not covered by insurance) to its property;

(v)   suffered any other occurrence, event, incident, action, failure to act or transaction outside the Ordinary Course of Business that has or is reasonably expected to adversely affect, in any material manner taking into account the operation of the Business as a whole, BMT's ownership and use of its assets, its Liabilities or the conduct of the Business in the Ordinary Course of Business; or

(w)   committed to any of the foregoing.

3.9   Compliance with Laws; Undisclosed Liabilities.

(a)   BMT is in compliance in all material respects with all applicable Laws, including Environmental Laws applicable to real property now or previously leased, used, occupied or owned by it and the transportation and/or disposal of hazardous materials by or on its behalf, and other applicable Environmental Laws.

(b)   BMT has no Liabilities (and there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against BMT giving rise to any Liabilities), except for (i) Liabilities set forth on the face of the Financial Statements or described in any notes thereto, (ii) Liabilities arising in the Ordinary Course of Business since March 31, 2006, provided that the existence of such Liabilities as of the Closing does not constitute a breach of Section 3.8, and (iii) Liabilities identified on Schedule 3.9.

3.10   Real Property. BMT does not own any real property, and except as set forth on Schedule 3.10, BMT does not lease any real property. BMT is in actual possession of the leased property described in Schedule 3.10 and is the sole lessee with respect to and is entitled to quiet enjoyment and use of such leased property in connection with the conduct of the Business without any interference or claims by any Person. The leases or other documents pursuant to which BMT leases such leased property are, in each case, directly with the fee simple owners of the leased property covered thereby.

3.11   Tangible Personal Property.

(a)   BMT has good, valid and marketable title to all tangible personal property (including spare parts, materials and supplies) owned by it, free and clear of all Liens except for

Permitted Liens. Schedule 3.11 sets forth a complete and accurate list of all tangible personal property owned as of the dates referred to therein by BMT and used in or relating to the Business and with a net book value at such date(s) of more than $10,000. The tangible personal property owned or leased by BMT, when utilized by a labor force substantially similar to that utilized by BMT immediately prior to the Closing, will be adequate to conduct the operations of the Business immediately after the Closing in the same manner in all material respects as such operations were conducted immediately prior to the Closing, except that Seller makes no warranty or representation with respect to the performance of the EX 3041 O&K excavator presently used by BMT. The preceding sentence shall not be construed as a representation as to the adequacy or scope of any Intellectual Property, with respect to which Seller is making representations and warranties only as provided in Section 3.13.

(b)   BMT does not lease any material personal property for use in the Business.

3.12   Contracts. Schedule 3.12 sets forth a true and complete list as of the date of this Agreement of each Contract to which BMT is a party or by which it is bound under which BMT is obligated to pay, or entitled to receive payment, in excess of $10,000 per year (each, a "Specified Contract"). Neither BMT, nor to Seller's knowledge, any counterparty to any Specified Contract, is in breach of, or in default under, any Specified Contract in any material respect, and there is no pending or, to Seller's knowledge, threatened dispute in relation to any material matter under any Specified Contract.

3.13   Intellectual Property. BMT does not own or use any Intellectual Property in the conduct of the Business, except for "off-the-shelf" and similar generally available software products. Schedule 3.13(a) sets forth a true and complete list as of the date of this Agreement of all such software products owned or used by BMT in connection with the Business. BMT owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property necessary for the operation of the Business as presently conducted. Except as set forth on Schedule 3.13(b), each item of Intellectual Property owned or used by BMT immediately prior to the Closing will be owned or available for use by Buyer on identical terms and conditions immediately after the Closing.

3.14   Environmental Matters. Neither BMT nor, to Seller's knowledge, any other Person has used, generated, released, discharged, stored or disposed of any hazardous materials (within the meaning of applicable Environmental Laws) on, under, in or about any real property now or previously leased, used, occupied or owned by BMT or transported any hazardous materials to or from any such real property except in the Ordinary Course of Business. To Seller's knowledge, no Person other than BMT has engaged in any activities described in the preceding sentence except in compliance with applicable Environmental Laws. BMT has no contingent liability in connection with the release of any hazardous materials into the environment in connection with such real property, and BMT has not received any notice from any Governmental Entity that BMT is in violation of any Environmental Laws or that BMT is responsible for the cleanup of any hazardous materials.

3.15   Litigation. There are no civil, criminal, administrative, arbitral or similar proceedings, actions, suits, hearings, investigations, charges, complaints, claims or demands pending or threatened by BMT. To Seller's knowledge, no such proceedings, actions, suits, hearings, investigations, charges, complaints, claims or demands are threatened against BMT and there is no basis for any of the foregoing.

3.16   Employees.

(a)   Compliance with Laws. Except as listed or described on Schedule 3.16(a), BMT has not received any notice of any claim that (i) it has not complied in any material respect with any Laws of Jamaica relating to the employment of employees, including any provisions thereof relating to wages, hours or employee safety, or (ii) it is liable for any arrearage of wages or any Taxes or penalties for failure to comply with any of the foregoing.

(b)   Employment and Severance Agreements. Except as set forth in Schedule 3.16(b), BMT is not a party to, is not bound by, and has no outstanding obligations under, any employment, compensation, severance, consulting, retainer or other similar agreement, arrangement or understanding, including any arrangement or agreement to make payments to any Person in connection with the continued employment or the termination of their employment, in each case, written or oral.

(c)   Under separate cover, Seller has provided to Washington Group International a list of all employees of BMT and titles of and rates of compensation for such employees.

3.17   Labor Matters.

(a)   Collective Bargaining Agreements. Schedule 3.17 sets forth a true and complete list of each labor or collective bargaining or other similar agreement to which BMT is a party or in which its employees participate.

(b)   No Other Labor Organization; Labor Relations. Seller has no knowledge of any activity or proceeding of any labor organization (or representatives thereof) to organize any unorganized employees employed by BMT, nor of any concerted activities, strikes, slowdowns, work stoppages, lockouts or threats thereof by or with respect to any of the employees of BMT.

3.18   Plans.

(a)   Plans. With respect to each material Plan, Seller has delivered or made available to Buyer or its Representatives a true, complete and correct copy of such Plan.

(b)   Administration of Plans. Each Plan has been administered in accordance with its terms and all applicable Laws in all material respects, and contributions required to be made under the terms of any of the Plans have been timely made or, if not yet due, have been adequately reserved for by BMT.

3.19   Insurance. Schedule 3.19(a) sets forth a true and complete list of all insurance policies maintained by BMT. Except as set forth in Schedule 3.19(b), with respect to each such insurance policy: (i) the policy is legal, valid, binding, enforceable, and in full force and effect; (ii) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms immediately after the Closing; (iii) neither BMT nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration by the insurer, under the policy; and (iv) no insurer under the policy has repudiated any provision thereof. Except as set forth in <u>Schedule 3.19(c)</u>, since January 1, 2006, BMT has been covered by insurance in scope and amount that is reasonable for the business in which it has engaged during such time.

3.20   <u>Tax Matters</u>. With respect to BMT: (a) all Tax Returns required to be filed as of the date hereof by BMT have been timely filed; (b) all Taxes shown to be due on such Tax Returns have been timely paid; (c) all such Tax Returns are true, correct and complete in all material respects; (d) no Taxes shown as refundable on such Tax Returns is, to Seller's knowledge, the subject of any audit or investigation by any Governmental Entity; (e) no material adjustment relating to such Tax Returns has been proposed formally or informally by any Tax authority and no basis exists for any such adjustment; (f) there are no pending or threatened actions or proceedings for the assessment or collection of material Taxes from BMT; and (g) there are no Tax liens on any of the assets of BMT.

3.21   <u>Related Party Transactions</u>. BMT is not a party to any Contract with Seller or any of its Affiliates that is not listed on <u>Schedule 3.21</u>.

3.22   <u>Powers of Attorney</u>. There are no outstanding powers of attorney granted by BMT.

3.23   <u>Accounts Receivable</u>. All trade accounts receivable of BMT are valid receivables subject to no setoffs or counterclaims and are current and collectible in accordance with their terms at their recorded amounts.

3.24   <u>Brokers' Fees</u>. Neither Seller nor BMT nor any of their Affiliates has any Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which Washington Group International or Buyer could become liable or obligated.

ARTICLE 4.
<u>REPRESENTATIONS AND WARRANTIES OF WASHINGTON GROUP INTERNATIONAL</u>

Washington Group International hereby represents and warrants to Seller, at and as of the Closing, as follows:

4.1   <u>Organization</u>. Washington Group International is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio. Buyer is a corporation duly organized, validly existing and in good standing under the laws of St. Lucia.

4.2   <u>Corporate Authority</u>. Washington Group International has the requisite organizational power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Washington Group International and the performance by Washington Group International of the obligations contemplated to be performed by Washington Group International hereunder have been duly authorized by all necessary corporate actions of Washington Group International. This Agreement has been duly executed and delivered by Washington Group International and is a valid and binding obligation of Washington Group International, enforceable against Washington Group International in accordance with its terms, subject to the Standard Exceptions. The performance by Buyer of the obligations contemplated to be performed by Buyer hereunder has been duly authorized by all necessary corporate actions of Buyer.

4.3   Consents; Non-Contravention. No Consent is required to be obtained by Washington Group International or Buyer in connection with the execution or delivery by Washington Group International of, or the performance by Washington Group International or Buyer of its obligations under, this Agreement. The execution and delivery of this Agreement by Washington Group International does not, and the performance by Washington Group International and Buyer of their obligations under this Agreement will not, conflict with or result in the violation of, or constitute a default under, or give rise to a right of termination, cancellation or acceleration of any obligation under, (a) the charter or bylaws or similar documents of Washington Group International or Buyer, (b) any Law to which Washington Group International or Buyer is subject, or (c) any material Contract to which Washington Group International or Buyer is a party or by which Washington Group International or Buyer is bound.

ARTICLE 5.
CERTAIN COVENANTS

5.1   Equipment Sharing Agreement. Seller and Washington Group International shall continue to cooperate in good faith with Alumina Partners of Jamaica, a Jamaican partnership ("Alpart"), to agree on mutually satisfactory terms and conditions for an equipment sharing agreement between BMT and Alpart, under which they would utilize their equipment on a shared basis, with a view to optimizing the respective equipment costs (the "Equipment Sharing Agreement").

5.2   Public Announcements; Confidentiality.

(a)   Public Announcements. Washington Group International, on the one hand, and Seller, on the other hand, shall provide each other the opportunity to review and comment upon any press release or other public statement with respect to the transactions contemplated hereby, and shall not issue any such press release or make any such public statement prior to obtaining each other's consent. In the event a press release or public statement is required by applicable Law, Washington Group International, on the one hand, or Seller, on the other hand, shall nevertheless consult with the other parties prior to issuing such press release or making such public announcement.

(b)   Confidentiality. Except as agreed by the parties or, subject to Section 5.2(a), to the extent required to comply with applicable Law or requirements of a stock exchange, each party shall, and shall cause its directors, officers, employees, agents, Affiliates and advisors (collectively "Representatives") to, keep strictly confidential, and not disclose, the terms and provisions, or the existence, of this Agreement. Notwithstanding the foregoing, each party may consult as necessary with its attorneys, accountants or other agents, advisors or representatives.

5.3   Bauxite Producer Status. If any Governmental Entity determines that BMT will no longer be a "recognized bauxite or alumina producer" under the Jamaican Bauxite and Alumina Industries (Encouragement) Act (or any successor Law) by virtue of the sale of the Shares by Seller to Buyer pursuant to this Agreement, and BMT becomes subject to any Taxes it was not previously subject to as a result of such determination, Seller shall cause Windalco to enter into appropriate amendments to the Mining Contracts pursuant to which such Taxes shall be borne by Windalco without affecting the amount of compensation otherwise payable to BMT under the Mining Contracts.

5.4   Further Assurances. From time to time after Closing, without further consideration, the parties shall cooperate with each other and shall execute and deliver such documents and instruments and do such other commercially reasonable acts and things, as may be reasonably necessary for the purpose of carrying out the intent of this Agreement. Without limiting the generality of the foregoing, the parties shall cooperate to procure any Consents that are required to be obtained in connection with the transactions contemplated hereby, and which have not been obtained prior to the Closing.

ARTICLE 6.
[INTENTIONALLY OMITTED]

ARTICLE 7.
[INTENTIONALLY OMITTED]

ARTICLE 8.
TAX MATTERS

8.1   Sales and Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, the following provisions shall apply in respect of all transfer, documentary, sales, stamp and other similar Taxes, and all conveyance and registration fees, recording charges and other similar fees and charges (other than Taxes imposed on net income howsoever denominated) imposed upon or resulting from the sale and transfer of the Shares to Buyer pursuant to applicable Laws of Denmark or Jamaica ("Sales and Transfer Taxes").

(a)   All Sales and Transfer Taxes shall be borne by Seller, regardless of whether, under applicable Law, Seller, BMT or Buyer are individually or jointly liable for such Taxes.

(b)   Seller and Buyer shall cooperate in timely preparing and making all filings, returns and reports as may be required to comply with applicable Law in connection with the payment of the Sales and Transfer Taxes. Seller shall control the defense and settlement of any Tax audit or administrative or court proceeding relating to Sales and Transfer Taxes.

(c)   Upon Seller's request, and at Seller's sole expense, Buyer shall assist Seller (including the filing of any Tax Returns required to be filed by Buyer) with such actions as are reasonably necessary to obtain the refund of any Sales and Transfer Taxes paid by Seller (either directly or indirectly as reimbursement to Buyer). Any and all refunds of Sales and Transfer Taxes and related filing fees paid by Seller (either directly or indirectly as reimbursement to Buyer or any Affiliate of Buyer) under this Section 8.1 shall be for the account of Seller. Buyer or its Affiliates, as applicable, shall promptly transfer all such refunds to Seller in accordance with Seller's instructions, and until such transfer, shall act as Seller's agent with respect to any such refunds, and hold all such amounts in trust for Seller.

8.2   Tax Returns. Buyer shall be solely responsible for the preparation and timely filing of any Tax Return required to be filed after the Closing Date. All such Tax Returns relating to taxable periods that end on or before the Closing Date ("Pre-Closing Periods") or that begin before the Closing Date and end after the Closing Date ("Straddle Periods") shall be prepared in a manner consistent with past practices, including with respect to Tax elections and methods of accounting with respect to Taxes.

8.3   Tax Indemnification.

(a)   Seller shall be solely responsible for and shall indemnify, defend and hold the Buyer Indemnified Parties harmless from and against any and all (x) Losses resulting from or arising out of any breach of any representation or warranty of Seller contained in Section 3.20 and (y) Taxes incurred or payable by BMT for all periods prior to the Closing, including all withholding Taxes on wages, other remuneration, social security and benefits in kind paid to the employees of BMT prior to the Closing Date and all Taxes resulting from any payments made under the Jamaica Loan prior to the Closing or the repayment of the Jamaica Loan or any cancellation thereof required by Section 2.1(c), except for the following Taxes: (i) Taxes that are accrued as "current liabilities" on the Closing Balance Sheet, after any adjustment pursuant to Section 2.1(e), (ii) Taxes accrued as long-term Liabilities on or otherwise disclosed in the March Financial Statements, (iii) Taxes that are long-term Liabilities on the Closing Balance Sheet, to the extent arising in the Ordinary Course of Business since March 31, 2006, and (iv) incremental Taxes that result from Buyer's breach of Section 8.2 or 8.3(c).

(b)   Buyer shall be solely responsible for and Washington Group International shall indemnify, defend and hold the Seller Indemnified Parties harmless from and against, (i) all Taxes incurred or payable by BMT for all periods after the Closing Date, including all withholding Taxes on wages, other remuneration, social security and benefits in kind paid to the employees of BMT after the Closing Date, and (ii) all incremental Taxes for Pre-Closing Periods that result from Buyer's breach of Section 8.2 or 8.3(c).

(c)   Buyer shall not, and shall cause BMT not to, change or make any Tax elections, change any method of accounting with respect to Taxes, file any amended Tax Return or consent to any extension or waiver of the limitation period applicable to any Tax matter in each case that relates to or affects or would or is reasonably expected to affect BMT's Liability for Taxes for periods prior to the Closing.

(d)   Taxes attributable to Straddle Periods shall be apportioned to periods ending on or before the Closing Date and periods starting after the Closing Date by means of a closing of the books and records of BMT as of the close of business on the Closing Date and, to the extent not susceptible to such allocation, by apportionment on the basis of elapsed days.

(e)   Buyer shall control the defense and settlement of any Tax audit or administrative or court proceeding relating to Taxes for any period; provided, however, that

Buyer shall cooperate in good faith with Seller (at their respective expenses) in connection with any such audit or proceeding relating to or affecting Taxes for any Pre-Closing Period or Straddle Period and there shall be no settlement or closing or other agreement with respect to or affecting Taxes for any Pre-Closing Period or Straddle Period without the consent of Seller, which consent will not be unreasonably withheld or delayed.

8.4   Tax Refunds. Any and all refunds of Taxes (or Tax credits in lieu of refunds) received by BMT for periods prior to the Closing shall be for the account of Seller (except to the extent of refunds of (or Tax credits in lieu of refunds in respect of) Taxes described in the exception to Section 8.3(a)). Buyer shall cause BMT to promptly transfer all such refunds to Seller in accordance with Seller's instructions, and until such transfer, shall act as Seller's agent with respect to any such refunds, and hold all such amounts in trust for Seller. Any subsequent indemnification obligation of Seller under this Agreement shall be set-off against any Tax credits in lieu of refunds received by BMT that are for the account of Seller. All refunds of Taxes (or Tax credits in lieu of refunds) received by BMT for the periods beginning after the Closing Date shall inure to the benefit of Buyer.

8.5   Cooperation on Tax Matters. Following the Closing, Buyer and Seller will (i) provide each other, upon request, with any assistance that may reasonably be requested by any of them in connection with the preparation and filing of any Tax Return, any audit or other examination or proceeding by any Governmental Entity, or any efforts to obtain any refund, in each case, relating to liability for Taxes in respect of any period prior to the Closing Date, (ii) provide each other, upon request, with any records or other information in their respective possession that may be relevant to any such Tax Return, audit, examination or proceeding, (iii) provide each other with any final determination of any such audit, examination, or proceeding that affects any amount required to be shown on any Tax Return of the other for any period, and (iv) provide each other, upon request, with reasonable assistance in connection with any request to or filing with any Governmental Entity or any other Person that seeks to mitigate, reduce or eliminate any Tax that could be imposed on any party in connection with the transactions contemplated by this Agreement (including obtaining any refund of Taxes paid). Without limiting the generality of the foregoing, Buyer shall cause BMT to retain, until the applicable statutes of limitations (including any extensions) have expired, copies of all records or information that may be relevant to Tax Returns. Without limiting the generality of the foregoing, to the extent reasonably requested by Seller, Buyer shall, and shall cause BMT to, execute and file such Tax returns and other filings as may be required in connection with Seller's efforts to obtain refunds of Taxes in respect of Pre-Closing Periods or in connection with this transaction.

8.6   Relationship to Article 9. The indemnifications pursuant to Section 8.3 shall be subject to the terms and conditions of Article 9 hereof, provided, that in the event of any conflict or inconsistency between the terms of this Article 8 and the terms of Article 9, the terms of this Article 8 shall control.

ARTICLE 9.
INDEMNIFICATION

9.1   Survival of Representations and Warranties. The representations and warranties of Seller contained in Sections 3.1 (except the last sentence of Section 3.1(a)), 3.3,

3.5, 3.6 and 3.24 shall survive the Closing and continue in full force and effect forever thereafter. The representations and warranties of Seller contained in Section 3.20 and any Liability of Seller or Washington Group International pursuant to Section 8.3(a) or 8.3(b) shall survive the Closing and continue in full force and effect until the expiration of the applicable statute of limitations (including applicable extension periods) under Jamaican Law with respect to Taxes. All other representations and warranties of Seller contained in Article 3 shall survive the Closing and continue in full force and effect for four (4) years following the Closing. The representations and warranties of Washington Group International contained in Article 4 shall survive the Closing and continue in full force and effect for four (4) years following the Closing. The survival period referred to in this Section 9.1 shall be referred to, with respect to the applicable representations and warranties, as a "Survival Period". Any claims asserted with respect to those representations and warranties in a Notice of Claim delivered prior to the expiration of the applicable Survival Period will survive until the resolution of those claims in accordance with this Article 9.

9.2   Indemnification by Washington Group International. From and after the Closing, Washington Group International will indemnify, defend and hold Seller and its Affiliates, and their respective directors, officers, partners, managers, members, representatives, employees and agents (collectively, the "Seller Indemnified Parties"), harmless from and against any and all claims, actions, suits, demands, assessments, judgments, losses, liabilities (when liquidated and due), damages, costs, royalties, payments, license fees and expenses (including interest, penalties, attorneys' fees, accounting fees and investigation costs) (collectively, "Losses") resulting from or arising out of (a) any breach of any representation or warranty of Washington Group International contained herein (provided that Seller properly notifies Washington Group International of the claim that a representation or warranty has been breached and that notice is given by Seller in writing prior to the expiration of the applicable Survival Period) and (b) any breach of any covenant of Washington Group International contained herein, which covenant requires performance by Washington Group International or Buyer after the Closing.

9.3   Indemnification by Seller. From and after the Closing, Seller will indemnify, defend and hold Washington Group International, Buyer and their Affiliates, and their respective directors, officers, partners, managers, members, representatives, employees and agents (collectively, the "Buyer Indemnified Parties"), harmless from and against any and all Losses resulting from or arising out of (a) any breach of any representation or warranty of Seller contained herein (other than representations and warranties contained in Section 3.20, which matters shall be exclusively covered by the indemnification provided under Section 8.3(a)), provided that Washington Group International properly notifies Seller of the claim that a representation or warranty has been breached and that notice is given to Seller in writing prior to the expiration of the applicable Survival Period, (b) any breach of any covenant of Seller contained herein, which covenant requires performance by Seller after the Closing, and (c) any Excluded Liabilities.

9.4   Limitations.

(a)   Threshold, Basket, Caps and Seller's Purchase of BMT.

(i)   Notwithstanding anything to the contrary contained in this Agreement, except in the case of fraud, no indemnified party shall be entitled to receive any amount in respect of Losses for which indemnification is available under Section 9.2 or 9.3, as applicable, except to the extent, and only to the extent, that (A) the amount of Losses in respect of a single claim or series of claims arising out of the same underlying facts exceeds $35,000 (the "De Minimis Threshold") and (B) the aggregate amount of all Losses suffered by Buyer Indemnified Parties or Seller Indemnified Parties, as applicable, exclusive of any and all Losses for which indemnification is not available as a result of clause (A), exceeds $150,000 (the "Basket"), in which case the indemnifying parties will be liable for all Losses above and below the Basket (exclusive of any and all Losses for which indemnification is not available as a result of clause (A)) subject to the following provisions of this Section 9.4(a). The De Minimis Threshold and the Basket shall not apply to any Losses for which indemnification is available under Section 8.3.

(ii)   The aggregate liability of Washington Group International with respect to Losses suffered by Seller Indemnified Parties as a result of any event or circumstance for which indemnification is available under Sections 8.3(b) and 9.2 shall not exceed ten percent (10%) of the Final Agreed Cap Value; provided, however, that such limitation shall not apply to the extent that such Losses arise directly from any fraudulent actions by Washington Group International, Buyer or their Affiliates.

(iii)   The aggregate liability of Seller with respect to Losses suffered by Buyer Indemnified Parties as a result of events and circumstances for which indemnification is available under Sections 8.3(a) and 9.3 shall not exceed 100% of the Final Agreed Cap Value; provided, however, that (x) such limitation shall not apply to the extent that such Losses arise directly from any fraudulent actions by Seller or its Affiliates, and (y) (A) if the aggregate Losses for which Seller would be required to make or has made indemnification payments under Sections 8.3(a) and 9.3, assuming that Seller's aggregate indemnification liability hereunder were not capped at the Final Agreed Cap Value and taking into account all indemnification payments made by Seller pursuant to Section 9.4(a)(iv)(B), exceed 100% of the Final Agreed Cap Value (the "Excess Claim Circumstance"), or (B) if an Indemnification Claim is reasonably stated to be in the amount of at least $50,000,000 (the "Significant Claim Circumstance"), then, in the case of either the Excess Claim Circumstance or the Significant Claim Circumstance, the parties to this Agreement shall have the rights and obligations set forth in Section 9.4(a)(iv) below.

(iv)   Washington Group International shall have the right to request that Seller purchase 100% of the issued and outstanding share capital of BMT and the WGI Loan, if any (collectively, the "Put Interests"), from Buyer and its Affiliates if the Excess Claim Circumstance or the Significant Claim Circumstance occurs. As used in this Agreement, "WGI Loan" means the total outstanding unpaid principal amount of all funds lent, contributed or advanced by Washington Group International or its Affiliates to BMT, including any remaining balance of the amounts advanced pursuant to Section 2.1(c) to fund repayment of the Jamaica Loan in accordance with this Agreement, together with all accrued and unpaid interest thereon.

Washington Group International's exercise of this right shall be by written notice to Seller (the "Put Notice"), which shall be given promptly (but in no event later than such time as it would be required to deliver a Notice of Claim under Section 9.5(a)). The Put Notice shall include all information within Washington Group International's or its Affiliates' (including BMT) knowledge relating to the Indemnification Claim upon which the Put Notice is based. Within thirty (30) Business Days after receipt of the Put Notice related to an Excess Claim Circumstance, Seller shall elect, by written notice to Washington Group International, either (x) to purchase the Put Interests or (y) to agree to indemnify the Buyer Indemnified Parties for the Indemnification Claim upon which the Put Notice is based.

(A)   If Seller elects to purchase the Put Interests as provided in the immediately preceding sentence, the closing of such purchase shall take place on the fifteenth (15th) Business Day following the date on which Seller makes such election. If Washington Group International has delivered a Put Notice in respect of a Significant Claim Circumstance, the closing of the purchase of the Put Interests shall take place on the fifteenth (15th) Business Day following the date on which such Put Notice is delivered. At the closing, (x) Seller shall pay the Put Price (as defined below) to Buyer, by wire transfer of immediately available funds to such account as is specified by Washington Group International, and (y) Washington Group International shall cause the transfer and delivery of the Shares and the WGI Loan, if any, to Seller or its designee, in each case, free and clear of all Liens, pursuant to such transfer and assignment instruments as are reasonably acceptable to Seller. From and after such closing, neither Washington Group International nor Buyer nor any of their Affiliates shall have any Liabilities with respect to the Put Interests, and Seller shall indemnify, defend and hold the Buyer Indemnified Parties harmless from and against any and all Losses with respect to the Put Interests. From and after such closing, BMT shall have no Liabilities with respect to the WGI Loan or any portion thereof and shall have no Liabilities to Washington Group International, Buyer or any of their Affiliates with respect to any other Contract or obligation. The parties shall cooperate with each other and shall execute and deliver such documents and instruments and do such other commercially reasonable acts and things as may be reasonably necessary to transfer, or in connection with the transfer of, the Put Interests to Seller, including to acquire any required consent from any third parties, including any Governmental Entities.

(B)   If Seller elects to indemnify the Buyer Indemnified Parties in respect an Excess Claim Circumstance, Seller shall indemnify the Buyer Indemnified Parties for the Indemnification Claims on which the Put Notice is based on the terms and conditions set forth in this Agreement, except that Seller's indemnification obligation for such Indemnification Claims shall not be limited to the Final Agreed Cap Value under Section 9.4(a)(iii).

(C)   Washington Group International shall cause BMT to continue to operate its business in the Ordinary Course of Business at all times after the Closing and prior to the date on which Washington Group International may no longer deliver a Notice of Claim under this Agreement, and notwithstanding anything to the contrary in this Agreement, the provisions of Section 9.4(a)(iii)(y), this Section 9.4(a)(iv) and Section 9.5(a)(v) shall not apply (but all other provisions of this Section 9.4 shall continue to apply) if BMT's business following the Closing has not been operated in the Ordinary Course of Business since the Closing and, in the event that Seller elects to purchase the Put Interests, continuing until the closing of such purchase (except as otherwise required or permitted below in this Section 9.4(a)(iv)(C)). Without limiting the generality of the foregoing, BMT shall not have (A) incurred any Liabilities outside the Ordinary Course of Business, including any Liabilities for indebtedness for borrowed money or as a guarantor of any obligations of any third party (it being understood that indebtedness for borrowed money obtained in arms'-length transactions and used in the Ordinary Course of Business to acquire mining equipment or to refinance such indebtedness shall not by itself be deemed outside the Ordinary Course of Business), or (B) disposed of any assets other than in the Ordinary Course of Business in arms'-length transactions, except that BMT may, in its sole discretion, transfer to any one or more third parties, or otherwise dispose of, whether in or outside the Ordinary Course of Business, any assets that are not used in connection with its performance of either of the Mining Contracts. Prior to, and as a condition to, the closing of the purchase of the Put Interests, BMT shall transfer to one or more third parties, whether in or outside the Ordinary Course of Business, all Liabilities that do not relate to, have not arisen from or are not required for its performance of the Mining Contracts in the Ordinary Course of Business, on the basis that BMT is released from all such Liability. Any actions taken by BMT in accordance with the Mining Contracts (or any amendment thereto) or at the direction of Windalco (whether pursuant to the Mining Contracts, any amendment thereto, or otherwise) shall be deemed to be in the Ordinary Course of Business for purposes of this Section 9.4(a)(iv)(C).

(D)   Nothing in this Section 9.4(a)(iv) shall affect or be deemed to affect the Survival Period for any matter for which the Buyer Indemnified Parties may seek indemnification under this Agreement.

(v)   As used in this Agreement, "Put Price" means an amount equal to: (A) the Final Agreed Cap Value, less all amounts previously paid or otherwise borne by Seller pursuant to its indemnification obligations under Sections 8.3(a) and 9.3 (exclusive of any interest, penalties, attorneys' fees, accounting fees and investigation costs included within such previous payments), plus (B) the positive difference (if any) of (1) the total amount of the Caterpillar Loan (including principal, interest and any other fees) that was repaid after the Closing Date from cash made available by Washington Group International, the Buyer or any of their Affiliates to BMT, whether as loans or capital (the "Funded Repaid Amount"), minus (2) the total amount of all payments or distributions made by BMT to Washington Group International, the Buyer or any of their Affiliates after the Closing in respect of the capital stock of BMT (including dividends) or loans (including the WGI Loan) made to BMT by Washington Group International, the Buyer or any of their Affiliates and the proceeds of all loans made by BMT to Washington Group International, the Buyer or any of their Affiliates up to a maximum aggregate amount equal to 50% of the Funded Repaid Amount, plus (C) the book value on the date of the closing of the sale and purchase of the Put Interests of all assets acquired by BMT after the Closing, determined in accordance with Article 10 of Exhibit C of the Kirkvine Mining Contract in the case of assets used in connection with the performance of the Kirkvine Mining Contract and in accordance with Article 10 of Exhibit C of the Ewarton Mining Contract in the case of assets used in connection with the performance of the Ewarton Mining Contract, minus (D) all Liabilities of BMT in respect of indebtedness for borrowed money (including all vendor and other financings of the assets referred to in the preceding clause (C)) incurred after the Closing and outstanding on the date of the closing of the sale and purchase of the Put Interests (other than the WGI Loan). "Caterpillar Equipment" means assets that are owned by BMT as of the date of the closing of the sale and purchase of the Put Interests and that had been financed with the Caterpillar Loan.

(b)   Netting of Insurance Proceeds. No indemnified party shall be entitled to indemnification for any Losses (a) unless and until such indemnified party or, if such indemnified party is not a party hereto, the party hereto through whom the indemnified party derives its rights to indemnification, and its Affiliates have taken reasonable steps to pursue all claims for insurance available with respect to those Losses and (b) to the extent of the amount of insurance recovered by such party or its Affiliates with respect to those Losses.

(c)   Tax Savings. Any amount which would be recoverable by a Seller Indemnified Party under Section 8.3 or this Article 9 as a result of Losses suffered by it shall be reduced (or if applicable, reimbursed to Washington Group International) to the extent of the aggregate cash benefits (whether in the form of actual reductions in Taxes payable or Tax credits) realized by the Seller Indemnified Party as a result of the deduction of such Losses. Any amount which would be recoverable by a Buyer Indemnified Party under Section 8.3 or this Article 9 as a result of Losses suffered by BMT shall be reduced (or if applicable, reimbursed to Seller) to the extent of the aggregate cash benefits (whether in the form of actual reductions in Taxes payable or Tax credits) realized by BMT as a result of the deduction of such Losses.

9.5   Procedures.

(a)   Notice of Claim; Information. Promptly after obtaining knowledge of any facts that have given rise to, or could reasonably give rise to, a claim for indemnification under Section 8.3 or this Article 9 (an "Indemnification Claim"), including Indemnification Claims satisfying the De Minimis Threshold (whether or not the Basket has been reached), an indemnified party shall give written notice to the indemnifying party of such Indemnification Claim ("Notice of Claim"); provided, however, that the failure to give a Notice of Claim to the indemnifying party shall not relieve the indemnifying party from any liability that it may have to an indemnified party hereunder except to the extent the indemnifying party is prejudiced by such failure. The Notice of Claim shall set forth the amount (or a reasonable estimate, if then practicable) of the Losses suffered, or which may be suffered, by an indemnified party as a result of such Indemnification Claim. The indemnified party will furnish to the indemnifying party such information (in reasonable detail) it may have with respect to such Indemnification Claim (including copies of any summons, complaint or other pleading that may have been served on it and any written claim, demand, invoice, billing or other document evidencing or asserting the same). A Buyer Indemnified Party may give a Notice of Claim in respect of an Indemnification Claim arising under Section 8.3 only if (x) such Indemnification Claim by itself satisfies the De Minimis Threshold, or (y) such Notice of Claim is submitted together with one or more other Notices of Claim in respect of Indemnification Claims arising under Section 8.3 and together the Indemnification Claims covered by all such Notices of Claim aggregate to an amount equal to or in excess of the De Minimis Threshold, or (z) no Buyer Indemnified Party has given a Notice of Claim in respect of an Indemnification Claim under Section 8.3 during the preceding twelve month period; provided, however, that (i) the foregoing restriction shall not apply if it would result in a Notice of Claim being given after the end of the Survival Period for the Indemnification Claim that is the subject of such Notice of Claim, and (ii) the delay required by this sentence shall not be deemed to violate the requirement of the first sentence of this clause (a) that the Buyer Indemnified Party shall give the applicable Notice of Claim promptly after obtaining the facts in respect of the related Indemnification Claim.

(b)   Right to Defense. In the event any claim set forth in the Notice of Claim is a claim asserted against an indemnified party by a third party, upon delivery by the indemnifying party to the indemnified party of written notice, the indemnifying party may assume and control the defense thereof with counsel of its choice reasonably acceptable to the indemnified party, and thereafter the indemnifying party will not be liable to the indemnified party hereunder for any fees of other counsel subsequently accrued by the indemnified party in connection with the defense thereof so long as the indemnifying party is conducting such defense actively and diligently. In the event a Notice of Claim is delivered under this Article 9, so long as there is no actual or reasonably anticipated conflict, the indemnifying party and the indemnified party will cooperate fully with each other, at the indemnifying parties' cost and expense, in connection with the defense, negotiation or settlement of the claim covered by such Notice of Claim. If the indemnifying party assumes the defense of an action, (a) the indemnified party will be entitled to participate therein at its sole cost and expense and (b) no settlement or compromise thereof which involves an admission of guilt or liability on the part of the indemnified party or which does not include a full and unconditional release of the indemnified party in connection with the subject matter of the action may be effected by the indemnifying party without the consent of the indemnified party. If the indemnifying party does not assume the defense of an action or has assumed such defense but is not conducting such defense actively and diligently, (i) the indemnified party may defend, compromise or settle the action in any manner it may deem appropriate (and the indemnified party need not consult with, or obtain any consent from, the indemnifying party in connection therewith), (ii) the indemnifying party will reimburse the indemnified party promptly and periodically for the costs of defending against such action (including attorneys' fees and expenses), and (iii) the indemnifying party will remain responsible for any Losses the indemnified party may suffer resulting from, arising out of, relating to, or caused by such action to the fullest extent provided in this Article 9. The parties acknowledge that (x) an indemnifying party shall not have failed to assume the defense of an action or to actively and diligently conduct such a defense solely because it has requested or expressly permits the indemnified party to conduct and oversee the day-to-day defense of the action, but (y) in the event of such request or express permission, the preceding sentence shall nonetheless apply, except that the indemnified party shall keep the indemnifying party reasonably informed of the status and progress of the matter, and shall not agree to any settlement or compromise thereof without the prior consent of the indemnifying party.

9.6   Exclusive Remedies. From and after the Closing, except in the case of fraud and except as provided in Article 8 and Section 10.12, the parties' right to indemnification under this Article 9 with respect to any Losses shall be its sole and exclusive remedy for damages under or with respect to this Agreement or the transactions contemplated hereby, and it shall not be entitled to pursue, and hereby expressly waives, any and all rights that may otherwise be available either at law or in equity with respect thereto. Without limiting the generality of the foregoing, subject to the exceptions referred to in the immediately preceding sentence, each party waives to the fullest extent permitted by law any claim or cause of action which it might otherwise assert, including under the common law or federal or state securities, trade regulations or other Laws, by reason of this Agreement or the transactions contemplated hereby, except for claims and causes of action brought pursuant to this Article 9.

ARTICLE 10.
MISCELLANEOUS

10.1   Entire Agreement. This Agreement, including the Schedules and Exhibits to this Agreement, together with the letter dated as of the date hereof from Seller to Washington Group International regarding certain insurance claims, a copy of which is attached hereto as Exhibit F, and the letter dated as of the date hereof from Washington Group International to Windalco regarding a possible labor strike by the National Workers' Union beginning on July 1, 2006, a copy of which is attached hereto as Exhibit G, constitutes the entire agreement of the parties to this Agreement with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, with respect to the subject matter hereof, including the Confidentiality Agreement between Washington Group International and Glencore AG dated as of January 30, 2006.

10.2   No Additional Representations and Warranties. Except as expressly set forth in Article 3 of this Agreement, Seller makes no representations or warranties of any kind, expressed or implied, with respect to Seller, BMT, the Business, or the Shares. Without limiting the generality of the foregoing, except as expressly set forth in Article 3 of this Agreement, Seller makes no representations or warranties with respect to (a) any projections, estimates or budgets delivered to or made available to Washington Group International or Buyer or their Representatives relating to the future results of operations, cash flows or financial condition (or any component of any of them) of BMT, or (b) any other information or documents made available to Washington Group International or its Representatives regarding Seller, BMT, the Business, or the Shares.

10.3   Notices. All notices, requests, claims, demands and other communications to any party hereunder must be in writing and must be given by hand delivery, by courier service or by facsimile to the applicable party at the following address or facsimile number:

if to Seller, to:

Matrix Mining Holdings ApS
c/o Glencore International AG
Baaremattstrasse 3
CH-6341 Baar
Switzerland
Facsimile: 41-41-709-3000
Attention: Aluminium Department

with copies to:

Glencore International AG
Baaremattstrasse 3
CH-6341 Baar
Switzerland
Facsimile: 41-41-709-3000
Attention: General Counsel

Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, NY 10178
USA
Facsimile: 212-697-1559
Attention: Matias A. Vega
               Valarie A. Hing

if to Washington Group International or Buyer, to:

Washington Group International, Inc.
7800 E. Union Avenue
Suite 100
Denver, CO 80237
USA
Facsimile: 303-843-2324
Attention: Robert Zaist

with a copy to:

Washington Group International, Inc.
720 Park Boulevard
Boise, ID 83729
USA
Facsimile: 208-386-5220
Attention: General Counsel

or any other address or facsimile number as a party may hereafter specify by notice to the other parties to this Agreement in accordance with this Section 10.3. Delivery of each notice, request or other communication will be effective (a) if given by hand delivery or courier service, when delivered at the address specified in this Section 10.3, or (b) if given by facsimile transmission, when the facsimile is transmitted to the facsimile number specified in this Section 10.3 and the appropriate confirmation is received.

10.4   Amendments and Waivers.

(a)   Writing Required. Any provision of this Agreement may be amended or waived if, and only if, the amendment or waiver is in writing and signed, in the case of an amendment, by Seller and Washington Group International, or in the case of a waiver, by the party against whom the waiver is to be effective.

(b)   No Implied Waiver. No failure or delay by any party hereto in exercising any right, power or privilege hereunder will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

10.5   Damages. No party will be liable for punitive, exemplary, consequential or special damages for violation of the terms of this Agreement under any circumstances.

10.6   Expenses. All costs and expenses incurred in connection with this Agreement and the consummation of the transactions contemplated hereby will be paid by the party incurring the cost or expense.

10.7   Certain Prohibitions. Neither Washington Group International, nor any of its Affiliates or Representatives shall carry, deliver or ship an original of this Agreement into Jamaica without the prior written consent of Seller.

10.8   Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties to this Agreement and their respective successors and permitted assigns. Neither Seller nor Washington Group International may sell, assign, transfer, convey or delegate any of its rights or obligations under this Agreement without the prior written consent of the other; provided, however, that Washington Group International may assign its rights and delegate its duties hereunder to Buyer; provided, further, that Washington Group International shall remain secondarily liable for all duties and obligations so delegated. Notwithstanding anything to the contrary contained in this Agreement, nothing in this Agreement, expressed or implied, is intended to confer on any Person, other than the parties to this Agreement or their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

10.9   Governing Law. This Agreement shall be construed in accordance with and governed by the internal substantive law of the State of New York regardless of the laws that might otherwise govern under principles of conflict of laws applicable thereto.

10.10   Knowledge. For purposes of this Agreement, references to "knowledge" of Seller refer to actual knowledge after reasonable investigation.

10.11   Consent to Jurisdiction. Each of the parties hereby agrees that any action or proceeding arising out of or relating this Agreement or the transactions contemplated hereby shall be brought in the federal or state courts sitting in the County of New York, in the City of New York, New York, and each of the parties hereby expressly submits itself to the personal jurisdiction of such courts in any such action or proceeding, and hereby waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto.

10.12   Injunctive Remedies. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and accordingly, agree that notwithstanding any other provision of this Agreement, the parties shall be entitled to injunctive relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement.

10.13   Service of Process. Process may be served on any party anywhere in the world, whether within or without the jurisdiction of any court to which the parties have submitted herein. Without limiting the foregoing, each party to this Agreement agrees that service of process on that party may be made upon the designated Person at the address provided in Section 10.3 and will be deemed to be effective service of process on that party.

10.14 <u>Severability</u>. If any provision of this Agreement is determined by a Governmental Entity to be, in part or whole, invalid, void or unenforceable, the remainder of such provision (if it is invalid, void or unenforceable in part) and the remaining provisions of this Agreement will remain in full force and effect and will in no way be affected, impaired or invalidated.

10.15 <u>Counterparts; Effectiveness</u>. This Agreement may be executed in any number of counterparts, each of which will be an original, with the same effect as if the signatures thereto were upon the same instrument. This Agreement will become effective when each party to this Agreement shall have received counterparts hereof signed by the other parties to this Agreement. Delivery of an executed counterpart of a signature page of this Agreement by telecopy or by other mutually agreed electronic means shall be effective as delivery of a manually executed counterpart hereof.

10.16 <u>Schedules</u>. The disclosure of any matter in a Schedule to any Section of <u>Article 3</u> shall be deemed to be a disclosure for purposes of each other Section of <u>Article 3</u> to which the relevancy of such disclosure is reasonably apparent.

[Signatures on next page.]

IN WITNESS WHEREOF, the parties to this Agreement have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

MATRIX MINING HOLDINGS APS

By: _____/s/ Daniel Goldberg_____
      Name: __Daniel Goldberg_____
      Title: ___As Attorney_____

WASHINGTON GROUP INTERNATIONAL, INC.

By: _____/s/ Richard D. Parry_____
      Name: __Richard D. Parry_____
      Title: _Sr. Vice President and General Counsel_

[*Signature page to Share Purchase Agreement*]

Ewarton Mining Contract

Exhibit B

Glencore Guarantee

Exhibit C

Kirkvine Mining Contract

Exhibit D

[Intentionally Omitted]

<u>Exhibit E</u>

Closing Balance Sheet

<u>Exhibit F</u>

Letter regarding Insurance Claims

<u>Exhibit G</u>

Letter regarding Pending Labor Strike